UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
I-FLOW CORPORATION

(Name of Issuer)
Common Stock ($0.001 par value per share)

(Title of Class of Securities)
449520303

(CUSIP Number)
Donald M. Earhart
I-Flow Corporation
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person ’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449520303

1	NAMES OF REPORTING PERSONS Donald M. Earhart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,628,818 [1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,628,818

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,628,818

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Beneficial ownership of these shares is being reported as shared because Mr. Earhart has entered into a Tender and Support Agreement (the “Tender and Support Agreement”), dated as of October 8, 2009, with Kimberly-Clark Corporation, a Delaware corporation (“K-C”), and Boxer Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of K-C (“Merger Sub”), in connection with the transactions contemplated by the Merger Agreement, dated as of October 8, 2009, among K-C, Merger Sub and the Issuer. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Earhart has agreed to tender such shares into the Offer (as defined in the Merger Agreement), to vote in favor of the Merger (as defined in the Merger Agreement) and to comply with certain other provisions of the Tender and Support Agreement. 1,595,345 of such shares are held by Mr. Earhart, and 33,473 of such shares are held by Mr. Earhart’s wife.
2 The percentage owned is based on 24,463,356 shares outstanding as of October 18, 2009 and is calculated in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer
          This statement on Schedule 13D (this “Statement”) relates to the Common Stock of I-Flow Corporation (the “Issuer”) that is beneficially owned by Donald M. Earhart. The principal executive offices of the Issuer are located at 20202 Windrow Drive, Lake Forest, California 92630. The shares of Common Stock, par value $0.001 per share, of the Issuer are referred to herein as the “Shares.”
Item 2. Identity and Background
(a)	The name of the reporting person is Donald M. Earhart.

(b)	Mr. Earhart’s business address is 20202 Windrow Drive, Lake Forest, California 92630.

(c)	Mr. Earhart is the Chairman of the Board, Chief Executive Officer and President of the Issuer. The Issuer is improving clinical and economic outcomes by designing, developing and marketing technically-advanced, low-cost drug delivery systems and innovative products, principally for post-surgical pain relief and surgical site care. The Issuer’s products are used in hospitals, free-standing surgery centers, homes and other settings. The Issuer’s principal executive offices are located at 20202 Windrow Drive, Lake Forest, California 92630.

(d)	During the last five years, Mr. Earhart has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Earhart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Earhart is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
          Mr. Earhart beneficially owns 1,628,818 Shares, of which (a) 75,900 Shares were purchased by Mr. Earhart through open market purchases for an aggregate purchase price of approximately $170,000; (b) 320,185 Shares were acquired by Mr. Earhart through the exercise of stock options with his personal funds (approximately $239,000 for the aggregate exercise price and approximately $695,000 for the aggregate taxes owed); (c) 122,578 Shares were acquired by Mr. Earhart through the cashless exercise of stock options; (d) 394,768 Shares were acquired by Mr. Earhart upon the issuance of restricted stock or common stock by the Issuer as compensation (a portion of the aggregate taxes owed on the vesting of the restricted stock totaling approximately $984,000 was paid with Mr. Earhart’s personal funds); (e) 681,914 Shares may be acquired by Mr. Earhart upon the exercise of stock options with his personal funds (provided that the Issuer may permit a cashless exercise); and (f) 33,473 Shares are held by Mr. Earhart’s wife.
Item 4. Purpose of the Transaction
          Mr. Earhart owns the Shares for investment purposes.
          On October 8, 2009, the Issuer, Kimberly-Clark Corporation, a Delaware corporation (“K-C”), and Boxer Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of K-C (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).
          The Merger Agreement provides that, on the terms and subject to the conditions thereof, Merger Sub will, within seven business days of the date of the Merger Agreement, commence a tender offer (the “Offer”) to purchase all of the outstanding Shares for $12.65 in cash per Share (the “Offer Price”). Following a successful consummation of the Offer, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of K-C (the “Merger”). In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than Shares held in treasury by the Issuer or owned by K-C or Merger Sub, and other than Shares as to which appraisal rights have been perfected in accordance with applicable law) will be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.
          At the effective time of the Merger, (i) each outstanding stock option under the Issuer’s equity incentive plans, whether vested or unvested, will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock option; (ii) each restricted stock unit under the Issuer’s equity incentive plans that is outstanding will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the product of the Offer Price and the number of restricted stock units; and (iii) all unvested restricted stock granted under the Issuer’s equity incentive plans will vest and thereafter be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.
          In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, K-C will be entitled to designate a number of directors, rounded up to the next whole number, on the Issuer’s Board of Directors and committees thereof equal to the product of (i) the total number of directors on the Issuer’s Board of Directors or a committee thereof, as applicable, and (ii) the percentage that the number of Shares beneficially owned by K-C and/or Merger Sub bears to the number of Shares then outstanding. Upon consummation of the Merger, K-C will be entitled to designate the entire board of directors of the Issuer.
          The Merger Agreement contains customary covenants and agreements, including with respect to the operation of the business of the Issuer and its subsidiaries between signing of the Merger Agreement and closing of the Merger, solicitation of alternative acquisition proposals by the Issuer, governmental filings and approvals, and other matters.
          Pursuant to the Merger Agreement, the Issuer was required to effect an amendment to the Rights Agreement, dated as of March 8, 2002, by and between the Issuer and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”), within five business days of the date of the Merger Agreement, in order to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, until the earlier of the consummation of the Merger or the termination of the Merger Agreement, and to cause the Rights Agreement to terminate upon consummation of the Merger. Such amendment is attached hereto as an exhibit and incorporated herein by reference.
          Upon consummation of the Merger, the Amended and Restated Certificate of Incorporation of the Issuer will be amended to read in its entirety as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the consummation of the Merger, except that the name of the surviving corporation identified therein shall be “I-Flow Corporation,” and as so amended will be the Certificate of Incorporation of the surviving corporation until thereafter amended in accordance with its terms and applicable law. Upon consummation of the Merger, the Bylaws of the Issuer will be amended to read in their entirety as the Bylaws of Merger Sub as in effect immediately prior to the consummation of the Merger, except that the name of the surviving corporation identified therein shall be “I-Flow Corporation.” If the Merger is consummated, the Shares will cease to be listed on the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
          The foregoing description of the Merger Agreement is qualified in is entirety by reference to the full text thereof, which is attached hereto as an exhibit and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a)	Mr. Earhart beneficially owns an aggregate of 1,628,818 Shares, representing approximately 6.5% of the outstanding Shares. 681,914 of such Shares are issuable upon the exercise of options to purchase Shares that Mr. Earhart has the right to exercise within 60 days of the date hereof.

(b)	The information provided in Item 6 is hereby incorporated by reference. 1,595,345 Shares are beneficially owned directly by Mr. Earhart, and he has sole voting and disposition power with respect to these Shares. 33,473 Shares are beneficially owned by Mr. Earhart’s wife.

(c)	The information provided in Items 4 and 6 is hereby incorporated by reference. There have been no other transactions by Mr. Earhart in the Shares during the past 60 days.

(d) — (e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          In connection with the transactions contemplated by the Merger Agreement, Mr. Earhart entered into a Tender and Support Agreement with K-C (the “Tender and Support Agreement”) whereby he has agreed to tender his Shares in the Offer and vote in favor of the Merger, subject to certain terms and conditions, and has granted an irrevocable proxy to K-C to accomplish the same.
          Upon the consummation of the Offer, vesting of all of the unvested stock options, restricted stock units and restricted stock held by Mr. Earhart will accelerate, pursuant to the previously disclosed Agreement Re: Change in Control by and between Mr. Earhart and the Issuer dated as of June 21, 2001, as amended (the “Change in Control Agreement”). In addition, pursuant to the terms of the Merger Agreement and the Issuer’s 2009 Executive Performance Incentive Plan (the “2009 EPIP”), provided that the Offer is consummated prior to the end of 2010, awards to Mr. Earhart under the 2009 EPIP will be deemed earned and payable, with no proration, at the higher of (i) the year-to-date actual percentage achievement to plan and (ii) 100% of the full plan-year target awards. Such awards must be paid no later than the time of the consummation of the Offer.
          The foregoing description of the Merger Agreement, the Tender and Support Agreement and the Change in Control Agreement is qualified in its entirety by reference to the full texts thereof, which are attached hereto as exhibits and incorporated herein by reference. The foregoing description of the 2009 EPIP is qualified in its entirety by reference to the summary thereof, which is attached hereto as an exhibit and incorporated herein by reference.
          Other than as described above and the agreements and summary incorporated herein by reference and set forth as exhibits hereto, to Mr. Earhart’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Earhart and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits
          The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on October 9, 2009).

99.2	Tender and Support Agreement, dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc., Donald M. Earhart and the other directors and officers of the Issuer identified therein (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on October 9, 2009).

99.3	Agreement Re: Change in Control, dated as of June 21, 2001, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.25 to the Form 10-Q for the quarter ended June 30, 2001 filed by the Issuer on August 14, 2001).

99.4	Amendment No. 1 to Agreement Re: Change in Control, dated as of February 23, 2006, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer on March 1, 2006).

99.5	Amendment No. 2 to Agreement Re: Change in Control, dated as of February 21, 2008, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer on February 26, 2008).

99.6	Summary of the 2009 Executive Performance Incentive Plan (as amended on August 11, 2009) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on August 17, 2009).

99.7	Amendment No.1 to Rights Agreement, dated as of October 15, 2009, by and between I-Flow Corporation and American Stock Transfer and Trust Company, LLC (as successor-in-interest to American Stock Transfer and Trust Company), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on October 16, 2009).

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 19, 2009

/s/ Donald M. Earhart
Donald M. Earhart

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and the Issuer (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on October 9, 2009).

99.2	Tender and Support Agreement, dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc., Donald M. Earhart and the other directors and officers of the Issuer identified therein (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Issuer on October 9, 2009).

99.3	Agreement Re: Change in Control, dated as of June 21, 2001, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.25 to the Form 10-Q for the quarter ended June 30, 2001 filed by the Issuer on August 14, 2001).

99.4	Amendment No. 1 to Agreement Re: Change in Control, dated as of February 23, 2006, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer on March 1, 2006).

99.5	Amendment No. 2 to Agreement Re: Change in Control, dated as of February 21, 2008, by and between the Issuer and Donald M. Earhart (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer on February 26, 2008).

99.6	Summary of the 2009 Executive Performance Incentive Plan (as amended on August 11, 2009) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on August 17, 2009).

99.7	Amendment No.1 to Rights Agreement, dated as of October 15, 2009, by and between I-Flow Corporation and American Stock Transfer and Trust Company, LLC (as successor-in-interest to American Stock Transfer and Trust Company), as Rights Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on October 16, 2009).